Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

November 10, 2020

VIA EDGAR TRANSMISSION

Mr. Ryan Sutcliffe

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Destra Multi-Alternative Fund

Preliminary Proxy Statement

(Registration No. 811-22572)

Dear Mr. Sutcliffe:

The following responds to the Staff’s comments that you provided by telephone on October 27, 2020 regarding the review of the preliminary proxy statement (the “Proxy”) filed by Destra Multi-Alternative Fund (the “Fund”) on Schedule 14A on October 21, 2020.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.	Comment: Please fill in all blanks, brackets and otherwise missing information.

Response: The Fund has completed the blanks and brackets and finalized the outstanding information, to the extent currently possible.

2.	Comment: Pursuant to guidance provided by the Division of Corporation Finance and the Division of Investment Management (See. “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (Last Updated on April 7, 2020)), the Staff takes the position that an issuer that “has already mailed and filed its definitive proxy materials can notify shareholders of a change in the date, time, or location of its shareholder meeting without mailing additional soliciting materials or amending its proxy materials if it: (i) issues a press release announcing such change; (ii) files the announcement as definitive additional soliciting material on EDGAR; and (iii) takes all reasonable steps necessary to inform other intermediaries in the proxy process (such as any proxy service provider) and other relevant market participants (such as the appropriate national securities exchanges) of such change.” Consequently, please revise the last paragraph of the “Dear Shareholder” letter, and any other disclosure accordingly. Further, please confirm that the Fund has reviewed applicable state law and its governing documents and determined that a virtual meeting is permitted. Finally, please explain how the Fund intends to notify market intermediaries or market participants of the conversion to a virtual meeting.

Mr. Ryan Sutcliffe

November 10, 2020

Response: The last paragraph of the “Dear Shareholder” letter has been revised as follows to make clear how it will notify shareholders and market participants of a conversion to a virtual meeting, if necessary:

“We are concerned about your health and safety during the current coronavirus (COVID-19) pandemic, we intend to monitor the recommendations of public health officials and governmental restrictions as the situation continues to evolve. If we decide to hold the Special Meeting at a different time, in a different location, or partially or entirely by means of remote communication (i.e., a virtual meeting), we will announce any such updates by means of a press release, which will be posted on our website at http://www.destracapital.com/proxy-information. We encourage you to check the website prior to the Special Meeting if you plan to attend the Special Meeting. An announcement of any change will also be filed with the Securities and Exchange Commission via its EDGAR system.”

Although it currently intends to hold an in-person meeting, the Fund has reviewed applicable state law and its governing documents to confirm that a virtual meeting is permissible, if required.

3.	Comment: In the answer to the question of “What will happen if shareholders of the Fund do not approve the new investment advisory agreement?” under the section entitled “IMPORTANT INFORMATION,” please clarify whether liquidation of the Fund is a potential consequence.

Response: The Fund respectfully notes that while liquidation is a potential consequence of shareholders not approving the new sub-advisory agreement, Fund management does not intend to liquidate the Fund if shareholders do not approve the new investment advisory agreement (i.e. if shareholders approve the new sub-advisory agreement but not the new investment advisory agreement, liquidation of the Fund is not contemplated).

4.	Comment: Please confirm that when including the website on which shareholders may find a copy of the proxy statement, such website will not direct shareholders to the home page of the issuer or to its SEC filings page.

Response: The Fund so confirms.

Mr. Ryan Sutcliffe

November 10, 2020

5.	Comment: Please provide the Staff with the following additional details regarding the sub-adviser transaction described in the Proxy:
(a)	What party now owns Validus Growth Investors, LLC (“Validus”)? Further, please explain whether the consolidation of Validus and Pinhook Capital, LLC (“Pinhook”) was an affiliated transaction.
(b)	Who or what party formerly owned Pinhook and Validus?
(c)	Please explain the flow of money in (i) Lucia Capital Group’s sale of Validus and (ii) the consolidation of Validus and Pinhook.
(d)	Please advise as to whether Validus is an affiliate of Destra Capital Advisors LLC (“Destra”), by means other than the sub-advisory contract? If so, please explain.

Response: As a result of a transaction with a third-party by Lucia Securities, an affiliate of Validus and Pinhook, it became necessary to restructure the ownership of Validus and Pinhook so that the controlling interest held by Raymond Lucia, Jr. in both entities could be made passive and non-controlling. Further, recognizing that there were economies of scale, operational efficiencies and cost savings that could be achieved in combining the Validus and Pinhook businesses, which also shared common members, personnel, third party service providers and various other resources, it was decided to also effect a transaction that would result in the effective combination of these businesses with Validus as the surviving entity. In order to accomplish these objectives, the portion of Pinhook’s business related to the Fund, including, among other things, the Sub-Advisory contract for the Fund, certain assets and intellectual property, was transferred and assigned to Validus in exchange for newly issued Series P Member Interests in Validus. Validus also assumed all obligations under the Sub-Advisory contract and all other executory contracts of Pinhook related to the Fund. Concurrently, the individual owners of Pinhook, Raymond Lucia, Jr. and Joseph P. Lucia, received Series P Membership Units in Validus with no voting rights or any rights other than economic participation. Mark Scalzo’s Member Interest in Pinhook was exchanged for newly issued Series C Member Interests in Validus. In essence, the transaction was consummated by the contribution of the Pinhook business in exchange for the issuance of Member Interests in Validus directly to the previous owners of Pinhook. There was no cash consideration associated with the transaction. Pinhook has subsequently been wound down and its Form ADV has been withdrawn. The Fund respectfully believes that the material details of the transaction that are of importance to shareholders are disclosed in the proxy statement.

Mr. Ryan Sutcliffe

November 10, 2020

The Fund notes the following additional details:

(a)	Validus has two separate Member Interests – (i) Series P Member Interests that share in revenue above a hurdle and have a liquidation preference, but have no voting rights or any other right to control or influence the business of Validus; and (ii) Series C Member Interests that are common membership interests that participate in the residual economics of the business and have voting control. Raymond Lucia, Jr., Joseph Lucia and Lucia Capital Group own the Series P Membership Interests. Mark Scalzo, Validus’ Managing Member, owns 76% of the Series C Member Interests and, therefore, has voting control of Validus. Several outside investors own the balance of the Series C Member Interests.

The transaction described above was not an affiliated transaction, in that none of the participants or their underlying owners are affiliates of the Fund or its control persons and entities.

(b)	Prior to the transaction, Pinhook was majority owned and controlled by Raymond Lucia, Jr. Joseph P. Lucia, Devin Lucia and Mark Scalzo held minority Member Interests.

Prior to the transaction, Validus was majority owned and controlled by Raymond Lucia, Jr. Lucia Capital Group, Joseph P. Lucia, Mark Scalzo and several outside investors held minority Member Interests.

(c)	As noted above, the portion of Pinhook’s business related to the Fund, including the Sub-Advisory contract for the Fund and certain assets and intellectual property, was transferred and assigned to Validus in exchange for newly issued Series P Member Interests in Validus. These Series P Member Interests, which are economic interests only, were issued to the individual owners of Pinhook, Raymond Lucia, Jr. and Joseph P. Lucia. In addition, Raymond Lucia, Jr., Joseph P. Lucia and Lucia Capital Group also exchanged their existing Member Interests in Validus for newly issued Series P Member Interests. Mark Scalzo’s Member Interests in Pinhook were exchanged for newly issued Series C Member Interests in Validus, which are full participating and voting interests. In essence, the transaction was consummated by the contribution of the Pinhook business in exchange for the issuance of Member Interests in Validus directly to the previous owners of Pinhook. As a result, there was no cash consideration associated with the transaction. Pinhook has subsequently been wound down and its ADV has been withdrawn.
(d)	The Fund respectfully notes that Destra is not an affiliate of Validus, by means other than the sub-advisory agreement.

Mr. Ryan Sutcliffe

November 10, 2020

6.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation – Performance” on page 6, the disclosure states that “The Board of Trustees considered various measures and characteristics of Fund performance relative to certain benchmarks and a peer group.” Please provide additional details relating to what benchmarks and peer groups were considered. Additionally, disclosures in this section should be a fair presentation of what was considered (e.g. if negative information was considered, that should be disclosed).

Response: The disclosure set forth below has been added to the section entitled “Factors Considered by the Trustees and their Recommendation – Performance.” With respect to benchmarks, the Trustees evaluate Fund performance against certain equity and bond indices, including the S&P 500 Index and the Barclays US Aggregate Bond Index, and also against the Morningstar Diversified Alternatives Index. Although these comparisons provide context and perspective, they are not accurate benchmarks for measuring Fund performance, and a true benchmark for the Fund has not been identified. As a result, Fund performance is evaluated primarily based on the peer group with limited weight placed on other comparisons. For these reasons, references in this section to benchmarks have been removed.

The Board considered the trailing total returns for an identified peer group of funds over periods of one year, three years, five years and since inception. There were a total of ten funds in the peer group during the one-year period, nine funds in the peer group in the three-year and five-year periods and five funds in the period since inception. All funds chosen for the peer group are listed closed-end funds (“CEFs”) that most closely resemble the investment parameters and attributes of the Fund. The Board noted that, as of August 31, 2020, on a one-year total return basis, the Fund (net of fees and expenses) was the third of 10 performing funds in the identified peer group and that during the three-year and five-year periods ended August 31, 2020 the Fund was the sixth of nine and eighth of nine performing funds in the identified peer group.

7.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation – Fees and Expenses” on page 6, the disclosure states that “The advisory fee rate and total expense ratio for the Fund were compared against a peer group over specified time periods.” Please provide additional details relating to what that comparison showed.

Response: The following disclosure has been added to the section entitled “Factors Considered by the Trustees and their Recommendation – Fees and Expenses”:

The Board considered the (1) management fees (based on managed assets), (2) gross expense ratios, and (3) expense ratios net of expense waivers for the identified peer group of nine funds as of each respective fund’s fiscal year end. The Board noted that the Fund’s management fee, gross expense ratio and expense ratio net of expense waivers ranked sixth lowest out of ten, fifth lowest out of ten and third lowest out of ten, respectively.

Mr. Ryan Sutcliffe

November 10, 2020

8.	Comment: Pursuant to Item 22(c)(3) of Schedule 14A, please disclose in the section entitled “Additional Information Pertaining to Validus” on page 9, the names and addresses of all parents of the sub-adviser and show the basis of control of the sub-adviser and each parent by its immediate parent. Additionally, if any named person is a corporation, please show the percentage owned by its parent.

Response: The requested changes have been made, as appropriate.

9.	Comment: Please advise as to whether there are any affiliates of Destra at Continuum Funds Holdings, LLC. If there are, please clarify and revise the first paragraph on page 10 accordingly.

Response: There are no affiliates of Destra at Continuum Funds Holdings, LLC (“Continuum”). However, Dominic Martellaro, Chief Executive Officer of Destra, is manager of an unaffiliated limited liability corporation in which Continuum has a membership interest.

10.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation – Performance” on page 12, the disclosure states that “The Trustees considered various measures and characteristics of Fund performance relative to certain benchmarks and a peer group with similar investment strategies.” Please provide additional details relating to what benchmarks and peer groups were considered. Additionally, disclosures in this section should be a fair presentation of what was considered (e.g. if negative information was considered, that should be disclosed).

Response: Please see the response to comment 6 above for additional details that the Board considered with respect to the performance of the Fund.

11.	Comment: In the section entitled “Factors Considered by the Trustees and their Recommendation – Fees and Expenses” on page 12, the disclosure states that “The advisory fee rate and expense ratio for the Fund were compared against the advisory fee rate and expense ratio of a peer group over specified time periods.” Please provide additional details relating to what that comparison showed.

Response: Please see the response to comment 7 above for additional details that the Board considered with respect to the fees and expenses of the Fund.

12.	Comment: Please delete or revise the last sentence of the second paragraph in the section entitled “Proxies, Quorum and Voting at the Special Meeting,” as the Fund is recording internet and telephone votes.

Response: The Fund has deleted the aforementioned sentence.

Mr. Ryan Sutcliffe

November 10, 2020

13.	Comment: Please reconcile the written and numerical reference in the first sentence of the section entitled “Proxies, Quorum and Voting at the Special Meeting – Quorum.”

Response: The requested revision has been made.

14.	Comment: Disclosure in the section entitled “Proxies, Quorum and Voting at the Special Meeting – Quorum” states that “For purposes of determining the presence of a quorum, abstentions, broker “non-votes” or withheld votes will be counted as present.” The Staff notes that broker non-votes should not be counted for quorum purposes for meetings solely related to non-routine matters. Consequently, please revise the disclosure accordingly.

Response: The Fund has revised the disclosure as requested.

15.	Comment: Disclosure in the section entitled “Proxies, Quorum and Voting at the Special Meeting – Quorum” also states that the chairperson of the special meeting may adjourn such meeting (from time to time in his or her discretion) in order to solicit additional proxies. The Staff notes that pursuant to Rule 14a – 4 of the Securities and Exchange Act of 1934, any adjournment requires a vote. Consequently, please revise the sentence as appropriate.

Response: The Fund has revised the disclosure as requested.

16.	Comment: Please provide a copy of the proxy card and note that the Staff may have additional comments.

Response: The Fund has included a copy of the proxy card and understands that the Staff may have additional comments.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely, /s/ Joshua B. Deringer Joshua B. Deringer